FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of	December	2008
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.

1.	Rogers and RIM Launch the New BlackBerry Curve 8900 Smartphone in Canada	3

Document 1

December 8, 2008

FOR IMMEDIATE RELEASE

Rogers and RIM Launch the New BlackBerry Curve 8900 Smartphone in Canada

Thinnest and lightest full-QWERTY BlackBerry smartphone joins Rogers’ lineup of innovative and stylish BlackBerry smartphones, on Canada’s most reliable wireless network

Toronto and Waterloo, ON, December 8, 2008 – Rogers Wireless (TSX: RCI;

NYSE: RCI) and Research In Motion (RIM) (Nasdaq: RIMM, TSX: RIM) today announce the launch of the BlackBerry® Curve™ 8900 smartphone. The new BlackBerry Curve 8900 delivers a sleek, new twist on a classic style, and it is the thinnest full-QWERTY BlackBerry smartphone to date. It combines quad-band EDGE support with built-in Wi-Fi® and GPS, a 512 MHz next-generation processor and a dazzling 480 x 360, high-resolution display.

With an expansive feature-set including a powerful media player and 3.2 megapixel camera, as well as advanced phone, email, messaging, organizer and web browser applications, the BlackBerry Curve 8900 smartphone makes it incredibly easy to connect with family, friends and co-workers and to stay both productive and entertained while on the go.

“Rogers is thrilled to offer Canadians the exclusive BlackBerry Curve 8900, the smallest full-QWERTY BlackBerry smartphone to enter the market,” said John Boynton, Senior Vice President and Chief Marketing Officer, Rogers Wireless. “With its ingenious design and stunning display, leading-edge mobile messaging system and compatibility with Rogers TalkSpot, the BlackBerry Curve 8900 strikes the right balance between serious business tool and social lifeline.”

"The new BlackBerry Curve 8900 smartphone packs an amazing range of useful features into a simply beautiful and compact design," said Mark Guibert, Vice President, Corporate Marketing, Research In Motion. "It delivers a winning combination for people who want exceptional phone quality, reliable email and messaging and great media features together with a well designed keyboard and renowned ease-of-use."

The BlackBerry Curve 8900 smartphone from Rogers Wireless features:

•	A refined, streamlined design – the handset weighs just 110 grams and measures only 109mm x 60mm x 13.5mm
•	A brilliant 2.4 inch HVGA+ light-sensing display that makes pictures and videos come to life
•	A 3.2 MP digital camera including auto focus, digital zoom, flash, image stabilization and video recording
•	Built-in GPS supporting TeleNav GPS Navigator™ and BlackBerry® Maps -- providing maps, step-by-step directions, and local searches -- as well as support for geotagging pictures
•	Built-in Wi-Fi (802.11 b/g) with support for Rogers TalkSpot™ service
•	The Rogers Do More portal enabling access to a variety of mobile applications for business and personal use

•	Instant messaging with BlackBerry® Messenger, Google® Talk, Windows Live Messenger™ and Yahoo! ® Messenger

•	Support for the Facebook® for BlackBerry® Smartphones application, which enables fast, streamlined and optimized mobile access to the popular Facebook social utility
•	An advanced media player for music, video and pictures, including support for streaming audio and video
•	An enhanced web browser that displays full web pages quickly, for a desktop-style browsing experience wherever you are
•	MicroSD/SDHC memory card slot supporting cards up to 16 GB, ideal for storing songs, pictures, videos and documents
•	Removable and rechargeable 1400 mAhr battery that provides approximately 5.5 hours of talk time and 15 days of standby time
•	DataViz® Documents To Go® preinstalled, enabling customers to edit Microsoft® Word, Excel and PowerPoint files on the smartphone
•	Support for BlackBerry® Media Sync, giving users a simple way to sync iTunes® digital music collections with the smartphone*
•

Premium phone features including voice activated dialing, enhanced background noise cancellation, a low-distortion speakerphone, and Bluetooth® (2.0) support for hands-free use with headsets, car kits, stereo headsets and other Bluetooth peripherals

•	BlackBerry® Internet Service support that allows access to up to 10 supported personal and corporate email accounts, including most popular ISP email accounts
•	BlackBerry® Enterprise Server support for enterprise deployments with advanced security and IT controls

PRICING AND AVAILABILITY

Beginning today, the BlackBerry Curve 8900 smartphone is available from Rogers from $179.99 with activation on any combination of 3 year voice and data plan with minimum combined monthly service fee of $45 per month from Rogers. Some conditions apply.

For more information please visit: www.rogers.com/8900 or http://na.blackberry.com/eng/devices/blackberrycurve8900/

About Rogers Wireless

Rogers Wireless provides wireless voice and data communications services across Canada to more than 7.7 million customers under both the Rogers Wireless and Fido brands. Proven to operate Canada's most reliable wireless voice and data communications network, Rogers Wireless is Canada's largest wireless provider and the only carrier operating on the global standard GSM and highly advanced HSPA technology platforms. In addition to providing seamless roaming in more than 200 countries/areas with its GSM based services, Rogers Wireless also provides wireless broadband services across Canada utilizing its 2.5GHz fixed wireless spectrum. Rogers Wireless is a subsidiary of Rogers Communications Inc. (TSX: RCI; NYSE: RCI), a diversified Canadian communications and media company. For further information, please visit www.rogers.com.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

* Certain music files may not be supported, including files that contain digital rights management technologies.

###

Media Contacts:

Marisa Conway

Brodeur Partners (PR Agency for RIM)

(212) 515-1924

mconway@brodeur.com

Odette Coleman

Rogers Wireless

416-935-6441

odette.coleman@rci.rogers.com

Investor Contact:

RIM Investor Relations

(519) 888-7465

investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights, and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. RIM has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. Wi-Fi is a registered trademark of the Wi-Fi Alliance. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	December 8, 2008	By:	/s/ Edel Ebbs
(Signature)
Edel Ebbs Vice President Investor Relations